EXHIBIT 99.1

For Immediate Release 21-23-TR	Date:	June 21, 2021

Teck Announces Appointment of Brianne Metzger-Doran
as Vice President, Health and Safety

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Brianne Metzger-Doran as Vice President, Health and Safety, effective June 14, 2021.

“Brianne’s extensive experience in health and safety, continuous improvement, and risk management and compliance make her ideally suited to lead Teck’s health and safety program,” said Don Lindsay, President and CEO. “Her background and expertise will help advance our health and safety journey and achieve our vision of everyone going home safe and healthy every day.”

Ms. Metzger-Doran holds a Bachelor of Science in Engineering in Environmental Engineering from Tulane University, as well as a Master of Science in Management and a Master of Science in Civil and Environmental Engineering, both from the Massachusetts Institute of Technology.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Green metals and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com